UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Item 1.01 Entry into a Material Definitive Agreement

On April 3, 2020, China Xiangtai Food Co., Limited (the “Company”) entered into a Share Purchase Agreement (“SPA”) with Chongqing Jinghuangtai Business Management Consulting Co., Ltd. (“WFOE”), an indirect subsidiary of the Company, Chongqing Ji Mao Cang Feed Co., Ltd. (“JMC”) and the shareholders of JMC (“JMC Shareholders”).

Pursuant to the SPA, the Company shall issue to the shareholder who owns 51% of JMC’s equity interest 2,000,000 duly authorized, fully paid and nonassessable ordinary shares of the Company, valued at a price of $3,71 per share, the closing price of the Company’s ordinary share on February 4, 2020, for an aggregate purchase price of $7,420,000, subject to the milestones as specified in the SPA, in exchange for JMC Shareholders’ agreement to cause JMC to enter into certain VIE agreements (the “VIE Agreements”) with WFOE, through which WFOE shall have the right to control, manage and operate JMC in return for a service fee equal to 100% of JMC’s after-tax net income.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the complete text of the SPA, which is filed as Exhibit 10.1.

On April 3, 2020, WFOE entered into a series of VIE Agreements with JMC and JMC Shareholders. The VIE Agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as equity holder of JMC, including absolute rights to control the management, operations, assets, property and revenue of JMC. JMC has all necessary license to carry out its business in China.

Material terms of each of the VIE Agreements are described below:

Technical Consultation and Services Agreement.     Pursuant to the technical consultation and services agreement between JMC and WFOE dated April 3, 2020, WFOE has the exclusive right to provide consultation services to JMC relating to JMC’s business, including but not limited to business consultation services, human resources development, and business development. WFOE exclusively owns any intellectual property rights arising from the performance of this agreement. WFOE has the right to determine the service fees based on JMC’s actual operation on a quarterly basis. This agreement will be effective for 20 years, and can be extended if WFOE gives its written consent of the extension of this agreement before the expiration of this agreement and JMC shall agree with this extension without reserve. WFOE may terminate this agreement at any time by giving a 30 days’ prior written notice to JMC.

The foregoing description of the technical consultation and services agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the technical consultation and services agreement, which is filed as Exhibit 10.2.

Equity Pledge Agreement.    Under the equity pledge agreement among WFOE, JMC and JMC Shareholders dated April 3, 2020, JMC Shareholders pledged all of their equity interests in JMC to WFOE to guarantee JMC’s performance of relevant obligations and indebtedness under the technical consultation and services agreement. In addition, JMC Shareholders will complete the registration of the equity pledge under the agreement with the competent local authority. If JMC breaches its obligation under the technical consultation and services agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will remain effective until all the guaranteed obligations are performed.

The foregoing description of the equity pledge agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the equity pledge agreement, which is filed as Exhibit 10.3.

Equity Option Agreement.     Under the equity option agreement among WFOE, JMC and JMC Shareholders dated April 3, 2020, each of JMC Shareholders irrevocably granted to WFOE or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of his equity interests in JMC. Also, WFOE or its designee has the right to acquire any and all of its assets of JMC. Without WFOE’s prior written consent, JMC’s shareholders cannot transfer their equity interests in JMC and JMC cannot transfer its assets. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time of the exercise of the option. This pledge will remain effective until all options have been exercised.

The foregoing description of the equity option agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the equity option agreement, which is filed as Exhibit 10.4.

Voting Rights Proxy and Financial Support Agreement.     Under the voting rights proxy and financial support agreement among WFOE, JMC and JMC Shareholders dated April 3, 2020, each JMC Shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in JMC, including but not limited to the power to vote on its behalf on all matters of JMC requiring shareholder approval in accordance with the articles of association of JMC. The proxy agreement is for a term of 20 years and can be extended by WFOE unilaterally by prior written notice to the other parties.

The foregoing description of the voting rights proxy and financial support agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the voting rights proxy and financial support agreement, which is filed as Exhibit 10.5.

The effectiveness of the VIE Agreements are conditioned upon the closing of the Acquisition.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Share Purchase Agreement dated April 3, 2020

Exhibit 10.2	Technical Consultation and Service Agreement dated April 3, 2020

Exhibit 10.3	Equity Pledge Agreement dated April 3, 2020

Exhibit 10.4	Equity Option Agreement dated April 3, 2020

Exhibit 10.5	Voting Rights Proxy and Financial Support Agreement dated April 3, 2020.

Exhibit 99.1	Press Release - China Xiangtai Food Co., Ltd. Enters into Definitive Agreement to Acquire Controlling Interest in Chongqing Ji Mao Cang Feed Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board